UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERENSON & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212) 446-1735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LEWIS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EISNERAMPER LLP _____, as of DECEMBER 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

Chelsea Morris
Notary Public - State of New York
Qualified in New York City
My Commission Expires 4/18/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERENSON & COMPANY, LLC

(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2017

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents (including restricted cash of $490,546)	$ 815,820
Fixed assets	22,225
Other assets	29,777
	$ 867,822

LIABILITIES

Accrued expenses and other liabilities	$ 201,331

MEMBER'S EQUITY

	666,491
	$ 867,822

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2016

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory fees include fees earned from providing strategic advisory, merger-and-acquisition, capital formation and restructuring services. Fees earned in relation to a specific transaction are recognized when the transaction is complete and billable. Retainer fees are generally received monthly or quarterly and are recognized as earned on a pro-rata basis over the term of the contract. Reimbursed expenses from customers are recognized when incurred.

Depreciation of office equipment was recorded on a straight-line basis over a five-year period. Leasehold improvements were being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Artwork is carried at cost and is not depreciated.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items,

The Company leased premises under a lease, which provided for periodic increases during the lease term. The Company recorded rent expense on a straight-line basis over the lease term. The difference, if any, between rent expense incurred and the amount paid was recorded as a liability for deferred rent. The Company received income from a sublease of a portion of the leased premises.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2016.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2016, the Company has no material unrecognized tax benefits.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $123,943, which exceeded the minimum net capital requirement of $13,422 by $110,521. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2016 are comprised of the following:

Artwork $ 22,225

NOTE F - COMMITMENTS

The Company formerly leased office space on the fourth and fifth floors of 667 Madison Avenue in New York City (the "Lease"). Effective October 28, 2016, the Company, the Parent and Holdings entered into a lease modification agreement, whereby the Company terminated its obligations under the Lease, and the Parent assumed the liability for the new lease obligation, which transferred the leased space from the 4th and 5th floors at 667 Madison Avenue to the 24th floor. The lease modification also reduced the term of the lease, now to expire on November 30, 2021. As a result of the lease termination, the company wrote off fixed assets with a carrying amount of $572,262.

The Lease requires a security deposit of $487,300, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a deposit of $490,546, which is included in restricted cash.

Notes to Statement of Financial Condition
December 31, 2016

NOTE G - RELATED PARTY TRANSACTIONS

The Company allocates compensation, office and professional service expenses to Holdings and Berenson Mena Ltd. ("MENA"), a wholly-owned subsidiary of INC. During 2016, such amounts were repaid to the Company by Holdings and MENA, respectively.

The Company paid direct expenses of MENA, all of which were reimbursed during the year.

NOTE H – FUNDING

The Company relies upon Holdings financial capacity to fund operations. Holdings has evaluated the Company's ability to meet its obligations. As a result of its assessment, Holdings will continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date this financial statement was issued.· Through February24, 2017 the Company has received $605,000 of such funding. Additionally, the Company has taken steps to seek new revenue streams and reduce its expenses.